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                                                                 EXHIBIT (a)(10)


                                                               February 23, 1998

FOR IMMEDIATE RELEASE

               ALBERTSON'S, INC. ANNOUNCES TENDER OFFER EXTENSION

         Albertson's, Inc. (NYSE:ABS) announced today that it is extending its tender offer for all outstanding shares of common stock of Buttrey Food and Drug Stores Company (NASDAQ:BTRY) until 12:00 midnight New York City time on April 30, 1998. Albertson's noted that all other terms and conditions of its tender offer, including the purchase price of $15.50 per share, remain unchanged.

         Albertson's also announced that it has received a second request from the Federal Trade Commission for information pursuant to the Hart-Scott-Rodino Act, and that it has agreed with the FTC not to complete substantial compliance with such request earlier than March 23, 1998. Albertson's noted that under the Hart-Scott-Rodino Act, it cannot purchase shares tendered pursuant to its offer any earlier than 10 days after it substantially complies with the second request absent an agreement with the FTC.

         Albertson's also stated that it has agreed with Buttrey that it will amend its tender offer to accelerate the expiration date of the offer (and the date on which it will purchase tendered shares) to a date that is not less than ten business days following the date on which all conditions to the offer (including clearance by the FTC) are satisfied, if such change would result in an earlier expiration date. Notice of such amendment will be given promptly by press release and by a mailing to Buttrey stockholders.

         Albertson's expressed continued confidence that its acquisition of Buttrey will be completed.

         Albertson's tender offer was scheduled to expire at 12:00 midnight on February 23, 1998. The depository for the offer, ChaseMellon Shareholder Services, L.L.C., has advised Albertson's that as of the close of business on Monday, February 23, 1998, approximately 8.1 million shares of Buttrey's common stock, or approximately 94% of the total number of outstanding shares had been tendered pursuant to Albertson's offer.
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         The Information Agent for the offer is Georgeson & Company Inc., and questions about the offer may be addressed to them by calling 212-440-9800 or 800-223-2064.

         Albertson's, Inc. is one of the largest retail food-drug chains in the United States. The Boise, Idaho based company currently operates 891 retail stores in 21 Western, Midwestern and Southern states.



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CONTACT:
Albertson's, Inc., Boise, Idaho
Investor Relations
     A. Craig Olson        208/395-6284
     Renee Bergquist       208/395-6622
News Media                 208/395-6392
     Mike Read
     Jenny Enochson



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